Exhibit 2

2017
FIRST QUARTER RESULTS
? Stock Listing Information
Philippine Stock Exchange Ticker: CHP
? Investor Relations
+ 632 849 3600 E-Mail: chp.ir@cemex.com

Operating and Financial Highlights

	January - March				First Quarter			
	2017	2016 Pro Forma[1]	% var	2016 Actual	2017	2016 Pro Forma[1]	% var	2016 Actual
Cement volume[2]	1.2	1.3	(9%)	1.3	1.2	1.3	(9%)	1.3
Net sales	5,362	6,328	(15%)	6,328	5,362	6,328	(15%)	6,328
Gross profit	2,573	3,097	(17%)	3,097	2,573	3,097	(17%)	3,097
as % of net sales	48.0%	48.9%	(0.9pp)	48.9%	48.0%	48.9%	(0.9pp)	48.9%
Operating earnings before other expenses, net	768	1,336	(43%)	533	768	1,336	(43%)	533
as % of net sales	14.3%	21.1%	(6.8pp)	8.4%	14.3%	21.1%	(6.8pp)	8.4%
Controlling Interest Net Income	350	460	(24%)	214	350	460	(24%)	214
Operating EBITDA	1,071	1,640	(35%)	837	1,071	1,640	(35%)	837
as % of net sales	20.0%	25.9%	(5.9pp)	13.2%	20.0%	25.9%	(5.9pp)	13.2%
Free cash flow after maintenance capital expenditures	(239)				(239)			
Free cash flow	(313)				(313)			
Net debt	14,865				14,865			
Total debt	15,647				15,647			
Earnings per share[3]	0.07				0.07			

In millions of Philippine Pesos, except volumes
[1] Refer to page 7 for information on pro forma adjustments
[2] Cement volume is in millions of metric tons. It includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.
[3] In Philippine Pesos

Net sales for the first quarter of 2017 was PhP 5,362 million, a decrease of 15% compared to the first quarter of 2016, reflecting lower cement volumes and prices.

Cost of sales as a percentage of net sales increased by 0.9pp during the first quarter of 2017 compared with the same period last year, from 51.1% to 52.0%. As a percentage of cost of sales, power and fuel accounted for 20% and 19%, respectively.

Operating expenses as a percentage of net sales increased by 5.9pp during the first quarter of 2017 compared with the same period last year, from 27.8% to 33.7%. Distribution expenses increased 4.0 pp, driven by lower transport efficiencies and higher diesel prices. Selling and administrative expenses increased 1.9 pp due to intensified promotions, and other overhead expenses.

Operating EBITDA, at PhP 1,071 million pesos during the first quarter of 2017, decreased by 35% year-on-year, reflecting lower sales as well as an unfavorable operating leverage effect.

Operating EBITDA margin decreased by 5.9pp during the first quarter of 2017 versus the same period in 2016, from 25.9% to 20.0%.

Controlling interest net income (loss) was an income of PhP 350 million in the first quarter of 2017 versus a pro forma income of PhP 460 million in the same quarter of 2016. Other income and expenses, financial expenses, and income tax expenses provided positive gains to mitigate lower operating earnings before other expenses, net.

Total debt at the end of March 2017 stood at PhP 15,647 million. In particular, PhP 14,012 million pertained to long-term debt owed to BDO Unibank, Inc., having concluded the refinancing of debt owed to related party New Sunward Holding B.V.

2017 First Quarter Results Page 2

Operating Results
Domestic Gray Cement January—March First Quarter First Quarter 2017
2017 vs. 2016 2017 vs. 2016 vs. Fourth Quarter 2016
Volume (9%) (9%) 4% Price in USD (13%) (13%) (4%)
Price in PHP (7%) (7%) (2%)
Domestic gray cement volume decreased 9% during the first quarter of 2017 versus the same period last year. Adverse weather conditions, especially in January and February, led to 24 additional downtime days compared with the same quarter last year, due to rough sea conditions and mandatory sheltering of our vessels. Strong construction activity before elections during the first quarter of 2016 also resulted in a high base of comparison versus the first quarter of 2017.
Nevertheless, cement sales increased throughout the quarter as weather improved. Sales volumes in March were the highest in the last 17 months. Sequentially, cement volumes increased by 4% in the first quarter of 2017 versus the prior quarter. We estimate that our market position remained unchanged compared with the fourth quarter of 2016.
On a year-over-year and quarter-on-quarter basis, our domestic gray cement price in this period decreased 7% and 2%, respectively. The price decline during the quarter on a year-over-year basis was mainly due to intensified competition from higher import volumes and weaker demand relative to the same quarter last year. However, the price decline on a sequential basis was mainly due to product and geographical mix.
2017 First Quarter Results Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

	January - March			First Quarter		
	2017	2016 Pro Forma[1]	% var	2017	2016 Pro Forma[1]	% var
Operating earnings before other expenses, net	**768**	**1,336**	**(43%)**	**768**	**1,336**	**(43%)**
+ Depreciation and operating	303	304	(0%)	303	304	(0%)
Operating EBITDA	**1,071**	**1,640**	**(35%)**	**1,071**	**1,640**	**(35%)**
- Net financial expenses	258			258		
- Capital expenditures for maintenance	49			49		
- Change in working Capital	920			920		
- Taxes paid	102			102		
- Other cash items (Net)	(19)			(19)		
Free cash flow after maintenance capital	**(239)**			**(239)**		
- Strategic Capital expenditures	74			74		
Free cash flow	**(313)**			**(313)**		

In millions of Philippine Pesos, except volumes and percentages
[1] Refer to page 7 for information on pro forma adjustments

Debt Information

	First Quarter 2017
Total debt	**15,647**
Short term	0%
Long term	100%
Cash and cash equivalents	782
Net debt	**14,865**

	First Quarter 2017
Currency denomination	
U.S. dollar	10%
Philippine peso	90%
Interest rate	
Fixed	36%
Variable	64%

In millions of Philippine Pesos, except percentages
U.S. dollar-denominated debt converted using end March 2017 exchange rate of PHP 50.16

2017 First Quarter Results Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of Philippine Pesos in nominal terms, except per share amounts)

INCOME STATEMENT	January - March				First Quarter			
	2017	2016 Pro Forma[1]	% var	2016 Actual	2017	2016 Pro Forma[1]	% var	2016 Actual
Net sales	5,362,377	6,328,209	(15%)	6,328,209	5,362,377	6,328,209	(15%)	6,328,209
Cost of sales	(2,789,516)	(3,231,475)	(14%)	(3,231,475)	(2,789,516)	(3,231,475)	(14%)	(3,231,475)
Gross profit	**2,572,861**	**3,096,734**	**(17%)**	**3,096,734**	**2,572,861**	**3,096,734**	**(17%)**	**3,096,734**
Operating expenses	(1,804,749)	(1,760,869)	2%	(2,563,659)	(1,804,749)	(1,760,869)	2%	(2,563,659)
Operating earnings before other expenses, net	**768,112**	**1,335,865**	**(43%)**	**533,075**	**768,112**	**1,335,865**	**(43%)**	**533,075**
Other expenses, net	19,166	8,116	136%	8,116	19,166	8,116	136%	8,116
Operating earnings	**787,278**	**1,343,981**	**(41%)**	**541,191**	**787,278**	**1,343,981**	**(41%)**	**541,191**
Financial expenses	(249,183)	(334,474)	(26%)	(17,942)	(249,183)	(334,474)	(26%)	(17,942)
Other financial income (expenses), net	(97,341)	(199,304)	(51%)	(199,304)	(97,341)	(199,304)	(51%)	(199,304)
Net income before income taxes	**440,754**	**810,203**	**(46%)**	**323,945**	**440,754**	**810,203**	**(46%)**	**323,945**
Income tax	(91,217)	(350,480)	(74%)	(109,643)	(91,217)	(350,480)	(74%)	(109,643)
Consolidated net income	**349,537**	**459,723**	**(24%)**	**214,302**	**349,537**	**459,723**	**(24%)**	**214,302**
Non-controlling Interest Net Income	9	6	52%	6	9	6	52%	6
Controlling Interest Net Income	**349,546**	**459,729**	**(24%)**	**214,308**	**349,546**	**459,729**	**(24%)**	**214,308**
Operating EBITDA	**1,070,695**	**1,639,701**	**(35%)**	**836,910**	**1,070,695**	**1,639,701**	**(35%)**	**836,910**
Earnings per share	**0.07**				**0.07**			

[1] Refer to page 7 for information on pro forma adjustments

BALANCE SHEET	as of March 31 2017
Total Assets	**50,795,952**
Cash and Temporary Investments	782,084
Trade Accounts Receivables	1,002,487
Other Receivables	201,490
Inventories	2,729,999
Other Current Assets	1,750,714
Current Assets	6,466,774
Fixed Assets	15,623,365
Other Assets	28,705,813
Total Liabilities	**(21,747,872)**
Current Liabilities	(5,293,500)
Long-Term Liabilities	(1,634,746)
Other Liabilities	(14,819,626)
Consolidated Stockholders' Equity	**(29,048,080)**
Non-controlling Interest	(238)
Stockholders' Equity Attributable to Controlling Interest	(29,047,842)

2017 First Quarter Results Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of U.S. Dollars, except per share amounts)

INCOME STATEMENT	January - March 2017	2016 Pro Forma[1]	% var	2016 Actual	First Quarter 2017	2016 Pro Forma[1]	% var	2016 Actual
Net sales	107,148	134,390	(20%)	134,390	107,148	134,390	(20%)	134,390
Cost of sales	(55,738)	(68,626)	(19%)	(68,626)	(55,738)	(68,626)	(19%)	(68,626)
Gross profit	**51,410**	**65,764**	**(22%)**	**65,764**	**51,410**	**65,764**	**(22%)**	**65,764**
Operating expenses	(36,061)	(37,395)	(4%)	(54,444)	(36,061)	(37,395)	(4%)	(54,444)
Operating earnings before other expenses, net	**15,349**	**28,369**	**(46%)**	**11,320**	**15,349**	**28,369**	**(46%)**	**11,320**
Other expenses, net	383	172	123%	172	383	172	123%	172
Operating earnings	**15,732**	**28,541**	**(45%)**	**11,492**	**15,732**	**28,541**	**(45%)**	**11,492**
Financial expenses	(4,979)	(7,103)	(30%)	(381)	(4,979)	(7,103)	(30%)	(381)
Other financial income (expenses), net	(1,945)	(4,232)	(54%)	(4,232)	(1,945)	(4,232)	(54%)	(4,232)
Net income before income taxes	**8,808**	**17,206**	**(49%)**	**6,879**	**8,808**	**17,206**	**(49%)**	**6,879**
Income tax	(1,823)	(7,443)	(76%)	(2,328)	(1,823)	(7,443)	(76%)	(2,328)
Consolidated net income	**6,985**	**9,763**	**(28%)**	**4,551**	**6,985**	**9,763**	**(28%)**	**4,551**
Non-controlling Interest Net Income	0	0		0	0	0		0
Controlling Interest Net Income	**6,985**	**9,763**	**(28%)**	**4,551**	**6,985**	**9,763**	**(28%)**	**4,551**
Operating EBITDA	**21,394**	**34,822**	**(39%)**	**17,773**	**21,394**	**34,822**	**(39%)**	**17,773**
Earnings per share	**0.00**				**0.00**			

[1] Refer to page 7 for information on pro forma adjustments

BALANCE SHEET	as of March 31 2017
Total Assets	**1,012,680**
Cash and Temporary Investments	15,592
Trade Accounts Receivables	19,986
Other Receivables	4,017
Inventories	54,426
Other Current Assets	34,903
Current Assets	128,924
Fixed Assets	311,471
Other Assets	572,285
Total Liabilities	**(433,570)**
Current Liabilities	(105,532)
Long-Term Liabilities	(32,591)
Other Liabilities	(295,447)
Consolidated Stockholders' Equity	**(579,108)**
Non-controlling Interest	(5)
Stockholders' Equity Attributable to Controlling Interest	(579,104)

2017 First Quarter Results Page 6

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. ("CHP") reports its interim financial statements under Philippine Financial Reporting Standards ("PFRS"). When reference is made in 2017 and 2016 to consolidated interim financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of March 31, 2017 has been converted at the end of period exchange rate of 50.16 Philippine pesos per US dollar while the consolidated income statement for the three-month period ended March 31, 2017 has been converted at the January to March, 2017 average exchange rate of 50.05 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended March 31, 2016 has been converted at the January to March, 2016 average exchange rate of 47.09 Philippine pesos per US dollar.

Pro forma financial information included in the report

For the purpose of the below clarification, the term "Company" refers to CEMEX Holdings Philippines, Inc., "CHP"" refers to the Company and its subsidiaries, and "CEMEX" refers CEMEX, S.A.B. de C.V. and its subsidiaries excluding CHP.

CEMEX Holdings Philippines, Inc. was incorporated on September 17, 2015 for purposes of the initial equity offering concluded on July 18, 2016 (the "IPO"). For accounting purposes, the group reorganization by means of which the Company acquired its consolidated subsidiaries was effective January 1, 2016. Several strategies discussed in the CHP primary offer prospectus ("the Prospectus") were implemented upon conclusion of the initial equity offering: a) the new royalty scheme was implemented in July 2016 with retroactive effects as of January 1, 2016, and b) the new reinsurance scheme was incorporated prospectively effective August 1, 2016. These strategies are already in full effect in 2017.

Nevertheless and for the convenience of the reader, and in order to present a comprehensive comparative operating information for the three-month period ended March 31, 2017, CHP continued to use pro forma selected consolidated income statement information for the three-month period ended March 31, 2016, intended in all cases and to the extent possible, to present the operating performance of CHP on a like-to-like basis under a "normalized" expected ongoing operation; therefore, as if the new royalty scheme and insurance agreements would have been effective from the beginning of 2016.

CHP Pro forma consolidated income statement for the three-month period ended March 31, 2016 appearing in this report represent combined historical selected income statement information of CHP subsidiaries, adjusted to reflect the 5% corporate service charges and royalties, and reinsurance agreements (on a like-to-like basis) for the three-month period ended March 31, 2016.

In addition:

(1) beginning fiscal year of 2017, a change in accounting treatment of the effects from the new reinsurance agreements will be adopted recognizing the same as a reduction in operating expenses instead of an increase of revenue (which was the accounting treatment utilized in 2016).

This change in accounting treatment is presented in this report's Pro Forma consolidated income statement information for the three-month period ended March 31, 2016 This difference in presentation does not have an effect on the reported Pro Forma operating income, reported Pro Forma Operating EBITDA or reported Pro Forma net income for the three months ended March 31, 2016.

(2) the Pro Forma selected consolidated income statement information for the three-month period ended March 31, 2016 appearing in this report was prepared by (a) removing IPO-related operating expenses, (b) removing interest payments on short-term debt, and (c) annualizing long-term debt.

2017 First Quarter Results Page 7

Definition of Terms and Disclosures

Definition of terms

PHP refers to Philippine Pesos.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

	January - March		First Quarter		January - March	
	2017 average	2016 average	2017 average	2016 average	2017 End of period	2016 End of period
Philippine peso	50.05	47.09	50.05	47.09	50.16	46.07

Amounts provided in units of local currency per US dollar

2017 First Quarter Results Page 8